SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 15, 2003

This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form S-8, as amended (File No. 333-12732)

to the extent not superseded by documents or reports subsequently filed or submitted by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Enclosures:

STMicroelectronics N.V.’s First Quarter 2003:

•	Operating and Financial Review and Prospects
•	Unaudited Interim Consolidated Statements of Income, Balance Sheets and Statements of Cash Flow and related Notes
•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis

Operating and Financial Review and Prospects

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets and Statements of Cash Flow and Notes thereto included elsewhere in this Form 6-K. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to those set forth below, see “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors”, included in our annual report on Form 20-F for the year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on March 14, 2003 (the “Form 20-F”). We assume no obligation to update the forward-looking statements or such factors.

Critical accounting policies using significant estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements of assets, liabilities, revenues and expenses and of the disclosures of contingent liabilities in accompanying notes to the financial statements. On an ongoing basis, we evaluate our estimates, including those related to volume rebates and price protection, product returns, doubtful debts, inventories allowances, investments, carrying values of intangible, goodwill and fixed assets, income taxes, restructuring, pensions, contingencies litigation and claims. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. However, actual results could materially differ from these estimates and may affect our financial results.

We believe the following critical accounting policies affect our most significant judgments and estimates used in the preparation of our consolidated financial statements.

•	Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when the rights and risks of ownership of the goods are passed to our customers, which usually occurs at shipment. A portion of our sales is made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise or receive potential price reductions on existing stock on hand under certain circumstances. Provisions are made for estimated product returns and price protection, which may occur under the contractual terms agreed with these customers. The provisions are based on the latest historical data and expected market prices evolution. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if the market conditions were to worsen, this could result in a reduction of net revenues due to higher product returns and price reductions at the time these adjustments will occur.

Our customers return our products from time to time for technical reasons. In some cases, these returned products are reworked and shipped back to customers. We analyze the status of product returns and record provisions accordingly. We determine the amount of reported revenues based on certain judgments or estimates and this amount of reported revenue may vary if we elect to make different judgments or estimates.

Our allowances for doubtful accounts take into consideration losses that could arise from certain of our customers’ inability to make their payments. We base our estimates on historical trends, specific customers’ credit ratings and current economic trends. Although we have determined that our most significant customers are creditworthy, any failure on their part to make their payments would lead us to increase our allowances for doubtful accounts.

•	Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we estimate the expected discounted future cash flows associated with the intangible assets and compare this to the carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair value. Significant estimates used in determining discounted future cash flows include the applicable industry’s sales volume forecast and selling price evolution, our market penetration and the market acceptance of certain new technologies. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations. Future adverse change in market conditions or poor operating results of businesses acquired may require impairment of certain intangible assets.

•	Goodwill. From January 1, 2002, goodwill acquired in business combinations is no longer amortized and is subject to an annual impairment test to determine whether the carrying value should be reduced. Goodwill subject to potential impairment is determined by comparing the fair value of each reporting unit for which goodwill is allocated to the total carrying amount of relevant net assets allocated to such reporting unit. In determining the fair value of reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. We define our reporting units at an individual business level, which is one level below the four semiconductor product groups described in Note 28 of the consolidated financial statements included in the Form 20-F. Significant estimates used in determining discounted future cash flows include the applicable industry’s sales volume forecast and selling prices, the reporting unit market penetration and the market acceptance of certain new technologies. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations. Future adverse change in market conditions or poor operating results of businesses acquired may require impairment of certain goodwill.

•	Inventories. Inventories are stated at the lower of cost or market value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for uncommitted inventories based on order backlog and the previous quarter’s sales and production-plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, this would require additional inventory write-down charges, negatively impacting cost of sales.

•	Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which can quickly become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.

We estimate the useful life of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use for production.

We assess the carrying value of our property, plant and equipment whenever changes in circumstances indicate the carrying amount may not be recoverable. In determining recoverability, we estimate the expected future cash flows associated with the tangible asset or group of assets and compare this to the carrying value. Significant estimates used in determining the undiscounted future cash flows include the industry evolution, the utilization of our fabrication facilities and the ability to upgrade such facilities, changes in selling price and the adoption of new technologies. Any impairment is determined by comparing the carrying value of a tangible asset to the fair value estimated from its expected future cash flows. Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities; these plans are highly variable due to the high volatility of the semiconductor business and therefore subject to continuous modifications. If the future evolution will differ from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets for potential impairment. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets, and significant changes in how we use the assets in our plants for their use.

•

Patent and other intellectual property litigation or claims. We have from time to time received, and may in the future receive, communications alleging possible infringements of patents and similar intellectual property rights of others. We constantly monitor, with the support of our outside attorneys when deemed necessary or advisable, the chances of such intellectual property claims being successfully asserted. We will record a provision when we estimate that the claim could successfully be asserted in a court of law, when the loss is considered probable and in the absence of a valid offset or counterclaim. In the event of litigation, which is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party intellectual property claim, based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

•	Other claims. We are subject to the possibility of various loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and claims for environmental damages. When determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. We will record a provision when we estimate that the claim could successfully be asserted. In the event of litigation, which is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim, based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Business Outlook

In 2002, the semiconductor industry registered another year of difficult economic conditions following the severe industry downturn of 2001. While 2002 produced a strong recovery in units sold, the year was also characterized by a persistent negative trend in prices due to existing manufacturing overcapacity. As a result, total revenues for the semiconductor industry in 2002 remained basically unchanged compared to the previous year.

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors, dynamic random access memories (“DRAMs”), and optoelectronics devices).

The difficult market conditions persisted in the 2003 first quarter. According to industry data, both the TAM and the SAM decreased by approximately 3% in the first quarter of 2003 compared to the fourth quarter of 2002. The semiconductor industry experienced an increase in revenues of 13% for the TAM in the first quarter of 2003 compared to one year ago and of approximately 21% for the SAM during the same period.

On a year-over-year basis, our net revenue performance showed a marked improvement. Sequential comparisons, however, were affected beyond normal seasonal patterns, as business and geopolitical uncertainties caused order push-outs during the last month of the quarter across most of our end markets. Net revenues for the first quarter were $1,618 million, 19% above the $1,355 million reported for last year’s first quarter, and 9% below the $1,786 million reported for the prior quarter.

Our gross profit and gross margin were up significantly from last year’s first quarter, but were penalized on a sequential basis by a combination of intense pricing pressure and the weaker U.S. dollar. These factors masked the short-term benefits of certain important manufacturing efficiencies that were achieved during the quarter.

In the first quarter of 2003, we continued to show our ability to rapidly respond to changing business trends. Despite the negative impact of the strengthened euro, we managed to control selling, general and administrative and research and development expenses, which in the aggregate amounted to $457 million, remaining virtually flat with the $466 million incurred in the prior quarter.

Our first quarter of 2003 performance reflects our adherence to a long-term growth strategy which we believe will enhance our competitive position as the market recovers. Within a business climate characterized by intense price pressure and limited visibility, we maintained our emphasis on cash generation and cost containment, while we proceeded with key capital and core research and development investments.

From a short-term perspective, we are anticipating difficult market conditions to persist in the second quarter of 2003, but demand for certain applications should strengthen. Current backlog data leads us to expect that 2003 second quarter revenues will be within the range of $1.68 billion to $1.72 billion, which indicates a sequential increase of between 4% and 6% and a year-over-year increase of between 10% and 12%. For further information about backlog trends in difficult market conditions, see “Backlog and Customers”. Gross margin for the period should post a sequential improvement to about 36%. Looking at a longer time horizon, we foresee an acceleration in the recovery of our served market in the second half of 2003. Within this environment, and without a material decrease in the value of the U.S. dollar, we expect progressively higher profitability levels, driven by an increase in sales and improvement in the gross margin, which should be within the 38% to 40% range by the 2003 fourth quarter. For further information on the effects of the U.S. dollar depreciation specifically and currency fluctuations generally, see “Impact of Changes in Exchange Rates”.

Maintaining a strong financial position takes on added importance during periods of economic uncertainties and we believe that we have distinguished ourselves as a result of our emphasis on liquidity and a conservative debt to equity ratio. Cash generation remains a priority in 2003 and we ended the first quarter of the year with a positive operating cash flow (defined as net cash from operating activities less net cash used in investing activities excluding marketable securities) of $154 million, a significant improvement from $15 million a year ago. We slightly reduced capital expenditures in the first quarter of 2003 to ensure that our resources were aligned with market demand and we affirm that capital expenditures in 2003 will approximate the level of $1 billion in 2002. We ended the first quarter of 2003 with cash and marketable securities of $2,361 million, total debt (short term and long term) of $2,635 million, for a net negative financial position of $274 million.

Our capital expenditures for 2003 are expected to be approximately $1 billion, one half will be primarily allocated to 300mm wafer projects and the expansion of leading-edge technology capacity, with the remainder earmarked for maintenance and optimization of existing plants. These investments, in concert with ongoing product development and strategic initiatives, are expected to strengthen our ability to gain additional and profitable market share as global economic and business conditions improve. For more information please refer to “Liquidity and Capital Resources – Financial Outlook”.

Other Developments

In January 2003, we executed an agreement with a subsidiary of Alcatel for the transfer of a team of fifty-one engineers to us, together with associated assets, including certain intellectual property rights, and for the enhancement of an existing cooperation agreement between the two parties in the mobile phone market. The agreed purchase price for these assets was approximately €1 million.

During January 2003, we exercised the call option for the acquisition of the Tioga Technologies Ltd.’s activities. The purchase, which includes substantially all their assets and liabilities, amounting to $12 million, became effective during the second quarter of 2003.

On March 6, 2003, we repurchased approximately $429 million of the aggregate principal amount at maturity of our Zero Coupon Senior Convertible Notes due 2010, representing nearly 20% of the total outstanding issue, for a total amount paid of approximately $328 million. The repurchased 2010 convertible bonds have been cancelled. This repurchase had a negative impact as a one-time non-operating pre-tax charge on our net income in the first quarter 2003, amounting to $8 million. Based on market interest rates, the 2010 convertible bond buy-back made on March 6, 2003 will provide us with savings of approximately $6 million in interest in 2003, which will reduce the estimated negative impact of such repurchase on our net income to approximately $2 million before taxes in 2003, and a further estimated savings of approximately $10 million in interest for 2004. We may proceed with future repurchases of our convertible bonds in accordance with applicable laws, regulations and stock exchange requirements.

At our Annual General Meeting held on March 12, 2003, our shareholders approved all the proposed resolutions, including the distribution of a cash dividend of $0.08 per share, doubling the level of the prior year’s cash dividend payment. The dividend was paid on April 22, 2003.

On March 25, 2003, we announced the acquisition of Proton World International (PWI), a leading smart card software company that specializes in high-security, payment and identification smart card systems and has developed an extensive network throughout the financial services and banking sectors. The acquisition will significantly increase our smart card system know-how, particularly in the key banking and financial fields. The addition of this software expertise will fully complement our leading-edge smart card chip technology and is in-

line with our highly successful and long-standing System-on-Chip approach. The transaction includes a cash consideration of €37 million ($41 million) for the purchase of PWI, plus a business-related royalty for up to $25 million in 10 years. The transaction closed on April 4, 2003.

On April 24, 2003, we announced with Korea’s Hynix Semiconductor Inc. in an agreement to jointly develop NAND Flash products that will be marketed by both companies. The agreement includes our rights to access certain manufacturing services for leading-edge technology NAND Flash, and we will provide to Hynix equipment for a value of $25 million.

We have recently entered into a transaction intended to strengthen our position in the SmartCard business, which if consummated, will involve a total consideration of up to €75 million (approximately $83 million). This transaction requires administrative consent to become effective, pending which no further disclosures can be made.

Results of Operations

Segment information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICSs”, full custom devices and semicustom devices) and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. Our principle resource allocation decisions are based on the Semiconductor business area for ongoing expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. We manage our semiconductor products in four segments, following our four main products groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products and Consumer and Microcontroller (collectively referred to as the “Groups”). We manage our revenues and internal operating income performance based on these segments.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the Telecom, Automotive and Industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131).

The following tables present our internal net revenues and operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, we are using certain internal rules of allocation for the costs not directly chargeable to the Groups including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain items of costs are not charged to the Groups, including start-up costs of the new manufacturing facilities, some strategic and special research and development programs, certain corporate level operating expenses, impairment and restructuring charges and other related closure costs as well as certain other miscellaneous charges.

	(unaudited)
	Three Months Ended
	March 29, 2003	March 30, 2002
Net revenue by product group
Telecommunications, Peripherals and Automotive	$785	$656
Discrete and Standard ICs	272	218
Memory Products	262	235
Consumer and Microcontrollers	283	224
Others(1)	16	22

Total	$1,618	$1,355

(1)	Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created to consider new business opportunities.

	(unaudited)
	Three Months Ended
	March 29, 2003	March 30, 2002
Operating income by product group
Telecommunications, Peripherals and Automotive	$139	$133
Discrete and Standard ICs	23	20
Memory Products	(26)	3
Consumer and Microcontrollers	12	7

Total	$148	$163

	(unaudited)
	Three Months Ended
	March 29, 2003	March 30, 2002
Reconciliation to consolidated operating income:
Total operating income of product groups	$148	$163
Strategic and other research and development programs	(10)	(25)
Start-up costs	(8)	(30)
Impairment and restructuring charges	—	(10)
Subsystems	2	1
Other non-allocated provisions	(8)	(39)

Total	$124	$60

Net revenues by location of order shipment, by customers’ region of origin and by product family

The table below sets forth information on our net revenues by location of order shipment, by customers’ region of origin and by product family :

	(unaudited)
	Three Months Ended
	March 29, 2003	March 30, 2002
Net Revenues by Location of Order Shipment:(1)
Europe	470	401
North America	228	201
Asia Pacific	702	593
Japan	72	45
Emerging Markets	146	115

Total	$1,618	$1,355

Net Revenues by Customers’ Region of Origin:(1)
Europe	$720	$575
North America	493	466
Asia Pacific	247	182
Japan	109	89
Emerging Markets	49	43

Total	$1,618	$1,355

Net Revenues by Product Family:
Differentiated Products	$1,132	$953
Standard & Commodities	88	78
Micro & Memories	199	171
Discretes	199	153

Total	$1,618	$1,355

(1)	For example, for revenues classified by location of customer invoiced, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. For revenues classified by customers’ region of origin, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as North America revenues.

The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

	Three Months Ended
	March 29, 2003	March 30, 2002
Net sales	99.9%	99.3%
Other revenues	0.1	0.7

Net revenues	100.0	100.0
Cost of sales	(65.0)	(66.6)

Gross profit	35.0	33.4

Operating expenses:
Selling, general and administrative	(10.8)	(10.4)
Research and development	(17.5)	(16.5)
Other income and expenses, net	1.0	(1.3)
Impairment, restructuring and other related closure costs	—	(0.8)

Total operating expenses	(27.3)	(29.0)

Operating income	7.7	4.4
Interest expense, net	(1.2)	(1.1)
Equity in loss of joint venture	—	(0.3)
Loss on extinguishment of convertible debt	(0.5)	—

Income before income taxes and minority interests	6.0	3.0
Income tax expense	(1.0)	(0.6)

Income before minority interests	5.0	2.4
Minority interests	(0.1)	(0.0)

Net income	4.9%	2.4%

First Quarter 2003 vs. First Quarter 2002

During the first quarter of 2003, according to industry data, the semiconductor industry experienced an increase in revenues of 13% for the TAM and of approximately 21% for the SAM, compared to the first quarter of 2002, and a sequential decline of approximately 3% for both the TAM and the SAM. During the first quarter of 2003, our net revenues registered a 19% increase compared to the first quarter of 2002, and a 9% sequential decline compared to the last quarter of 2002.

Net revenues.    Net sales increased by 20% from $1,346 million in the first quarter of 2002 to the $1,617 million in the first quarter of 2003, and experienced a 9% decline compared to the $1,771 million in 2002 last quarter. On a year-over-year basis, the increase in our net sales in the first quarter of 2003 was primarily due to our sales volumes while our selling prices declined by approximately 7% due to the continuing pricing pressure on the market. Other revenues were largely below last year’s level because the prior contract for co-development services was terminated in December 2002. Net revenues increased 19%, from $1,355 million in the first quarter of 2002 to $1,618 million in 2003 first quarter.

The Telecommunications, Peripherals and Automotive Group’s net revenues increased by 20% compared to the first quarter of 2002 primarily as a result of an increase in volumes mainly in Telecommunications and in Automotive. The Discrete and Standard ICs Group’s net revenues increased by 25% due to an increase in volumes of Discrete, Standard Commodities, Transistors and Standard Logic products. The Memory Products Group’s net revenues increased by 11% as a result of a strong increase in volumes in particular of Flash and EEPROM. The Consumer and Microcontrollers Group’s net revenues increased 26% mainly due to a strong increase in sales volumes in most of its business units. All product groups experienced declines in selling prices, in particular memory products.

During the first quarter of 2003, we maintained our focus on differentiated ICs, which accounted for 70% of our net revenues, compared to 70% in the first quarter of 2002. Such products foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for approximately 53% of our net revenues in the first quarter of 2003 compared to a similar 53% one year ago, while discrete devices accounted for approximately 12% of our net revenues in the first quarter of 2003 compared to approximately 11% in last year’s first quarter. In recent years, these families of products, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. The difficult competitive environment in the semiconductor market in more recent years, however, has led to price pressures in these product families as well.

In the first quarter of 2003, 44.5% of our revenues came from customers located in Europe; 30.4% from North America; 15.3% from Asia Pacific; 6.7% from Japan; and 3.1% from Emerging Markets. All regions posted solid year-over-year revenue gains. Asia Pacific, Europe and Japan were the best performers, increasing 36.2%, 25.1% and 22.0% respectively, while Emerging Markets and North America registered increases of 14.3% and 5.8%, respectively.

During the 2003 first quarter, we had several large customers, with the largest one accounting for 18% of our revenues. Our top ten customers accounted for approximately 50% of our net revenues for the period.

Gross profit.    Our gross profit increased by 25%, from $452 million in the first quarter of 2002 to $566 million in the first quarter of 2003. As a percentage of net revenues, gross profit increased from 33.4% in the first quarter of 2002 to 35.0% in the first quarter of 2003. This increase was mainly due to the strong growth in our net sales and to improved manufacturing performance. The impact of changes in foreign exchange rates on gross profit in the first quarter of 2003 compared to last year’s first quarter was estimated to be negative since the currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased 23% from $141 million in the first quarter of 2002 to $174 million in the first quarter of 2003. This increase was largely due to the depreciation of the U.S. dollar. In the quarter, we maintained our cost-control programs initiated in 2001 and further developed during 2002. As a percentage of net revenues, selling, general and administrative expenses slightly increased from 10% in the first quarter of 2002 to 11% in the first quarter of 2003.

Research and development expenses.    Research and development expenses increased 26%, from $224 million in the first quarter of 2002 to $283 million in the first quarter of 2003. This increase resulted primarily from the impact of U.S. dollar depreciation and to greater spending in product design and technology for our core activities. We continued to invest heavily in research and development during the first quarter of 2003, and we increased our research and development staff by approximately 850 people during the last twelve months. We continued to allocate significant ressources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues, research and development expenses increased from 17% in the first quarter of 2002 to 18% in the first quarter of 2003.

Other income and expenses, net.    Other income and expenses, net include, among other items, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property. In the first quarter of 2003, the net effect of these items resulted in income of $15 million compared to an expense of $17 million in the first quarter of 2002. This increase in income was primarily due to, among several miscellaneous items, significantly lower start-up costs and higher research and development funding. The main items included in this balance corresponded to a $19 million income for research and development funding and a $8 million expense for start-up costs mainly for our new 300mm fabrication facilities in Crolles 2 and Catania M6. Start up costs in 2002 were approximately $30 million and were mainly related to the manufacturing activities in our new 200 mm fab in Singapore.

Impairment, restructuring and other related closure costs.    In the first quarter of 2003, we did not record any expense for impairment, restructuring and other related closure costs while in the 2002 first quarter we recorded a charge of $10 million mainly related to decommissioning costs, retention bonuses and contract obligations incurred during the closure of the facilities in Ottawa, Canada, and Rancho Bernardo, California.

Operating income.    Operating income increased from $60 million in the first quarter of 2002 to $124 million in the first quarter of 2003, primarily as a result of the significant increase in our net revenues. The impact of changes in foreign exchange rates on operating income in the first quarter of 2003 compared to the year-ago first quarter was estimated to be unfavorable because the depreciation of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and this currency impact on costs was higher than the positive impact on net sales. See “Impact of Changes in Exchange Rates”.

In the first quarter of 2003, the operating income of our Telecommunications, Peripherals and Automotive Group increased to $139 million from $133 million in the first quarter of 2002. The operating income of our Discrete and Standard ICs improved to $23 million from $20 million in the first quarter of 2002 and the operating income of our Consumer and Microcontrollers Group increased to $12 million from $7 million in the first quarter of 2002, while Memory Product Group registered an operating loss of $26 million compared to an operating income of $3 million in the first quarter of 2002; this deterioration of operating results was mainly originated by a decline in selling prices due to difficult market conditions in memories.

Interest expense, net.    Interest expense, net increased from $15 million in the first quarter of 2002 to $18 million in the first quarter of 2003 due to the decrease in interest income on our available cash as a result of the sharp decline in U.S. dollar denominated interest rates. Interest expense remained basically unchanged because the interest rate on our long-term debt is mainly issued at the fixed rate of outstanding convertible bonds.

Equity in loss of joint venture.    During the 2003 first quarter, no loss was registered while in the first quarter of 2002 we incurred a net loss of $4 million on our investment in SuperH, Inc., the joint venture we formed with Hitachi, Ltd in 2001.

Loss on extinguishment of convertible debt.    In the first quarter of 2003, we registered a one-time pre-tax charge of $8 million related to the repurchase of approximately $429 million of the aggregate principal amount at maturity of our Zero Coupon Convertible Notes due 2010. This charge included the price paid in excess of the bonds’ accreted value and the write-off of the related offering expenses.

Income tax expense.    Income tax expense was $8 million in the first quarter of 2002 and $18 million in the first quarter of 2003. The increase in income tax expense was due to the increase in income before income tax and minority interests, while no major variation was registered in the effective tax rate. The effective tax rate was 18% in the first quarter 2003 compared to 18.5% in the first quarter 2002.

Net income.    For the first quarter of 2003 we had a profit of $79 million compared to a profit of $33 million for the first quarter of 2002 and a profit of $161 million for the fourth quarter of 2002. Diluted earnings per share for the first quarter of 2003 were $0.09, compared to earnings of $0.04 per share for the first quarter of 2002 and earnings of $0.18 per share for the fourth quarter of 2002.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro, the Japanese yen and other Asian currencies.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Appreciation of the euro compared to the U.S. dollar can increase our level of revenues when reported in U.S. dollars.

Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of the jurisdictions in which our operations are located. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar while we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. In 2003, the U.S. dollar has depreciated in value significantly, in particular against the euro, causing us to report higher expenses and negatively impacting our gross margin. Our unaudited interim Statements of Income for the first quarter of 2003 include income and expense items translated at the average rate for the period. The average rate of the euro to the U.S. dollar was €1 for $0.88 in the first quarter of 2002, compared to €1 for $1.07 in the first quarter of 2003. A continuation in the decline of the U.S. dollar compared to the other major currencies which affect our operations would negatively impact our expenses, margins and profitability.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases of raw materials and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. However, there is no guarantee that we will be at any time capable of reaching a complete balance, and, consequently, our result of operations could be impacted by significant fluctuations in exchange rates. In addition, in order to avoid potential exchange rate risks on our commercial transactions, from time to time, we may purchase or sell forward foreign currency exchange contracts and currency options to cover currency risk in payables or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. The introduction of the euro as of January 1, 1999, has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact our results, thus making our exposure to exchange rate fluctuations more concentrated.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At March 29, 2003, our outstanding indebtedness was denominated principally in U.S. dollars, euros, and to a limited extent in Singapore dollars.

For a more detailed discussion, see “Risk Factors—Risks related to the semiconductor industry—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” included in our Form 20-F.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Our objectives are to neutralize our exposure to changes in exchange rates, to optimize the use of credit facilities and funds available, and to obtain the best possible market conditions for our financial and treasury operations. Our treasury controls include systematic reporting to senior management and are subject to internal audits. Most of our treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. Basically all of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A-” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions. For further information, please refer to Item 11 of our Form 20-F.

At March 29, 2003, cash and cash equivalents totaled $1,259 million, compared to $2,562 million at December 31, 2002, and marketable securities totaled $1,102 million compared to $2 million at December 31, 2002. In the first quarter of 2003, we invested $1,100 million of existing cash in credit-linked deposits issued by several primary banks to maximize the return on available cash. These credit-linked deposits are re-invested by the banks in underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “A-”; and in our convertible bonds (for an amount of $60 million). With our convertible bonds included in the underlying debt of the credit-linked deposits, preferential credit protection is being offered to a financial institution in the event we default on repayment of our outstanding convertible bonds. Interest on these instruments is paid quarterly, and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity of these instruments on December 30, 2003 or on December 31, 2003, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, where repayment of principal is reduced based on the decline in value of the defaulted debt.

Cash from operating activities.    The major source of cash during the first quarter of 2003 and in prior periods was cash provided by operating activities. Our net cash generated from operating activities totaled $423 million in the first quarter of 2003 compared to $314 million in the first quarter of 2002.

Net income, adjusted for non-cash items, was $467 million in the 2003 first quarter, a 23% increase from $379 million in the 2002 first quarter, mainly due to the increases in net income and in depreciation and amortization in the first quarter of 2003.

Changes in our assets and liabilities resulted in $44 million net cash used in the first quarter of 2003 compared to $65 million net cash used in the 2002 first quarter. In the first quarter of 2003, the decrease in our trade accounts receivable provided net cash for $50 million while it used net cash of $35 million in last year’s first quarter. The decline in trade receivables during the 2003 first quarter was due to the improvement of days sales outstanding. Our higher level of inventory used net cash of $35 million while in the first quarter of 2002 our reduced need for inventory provided net cash of $34 million. The inventory increase in the first quarter of 2003 was due partially to backlog delay from some major customers. On the contrary, in the first quarter of 2002, a large part of the fabs were operating below their capacity contributing to an inventory decrease. Finally, the decrease in our trade payables and other assets and liabilities used $59 million in cash, comparable to $64 million one year ago. At March 29, 2003, we had sold without recourse $100 million of receivables to financial institutions that fall due in the second quarter of 2003.

Cash used in investing activities.    Net cash used in investing activities was $1,369 million in the first quarter of 2003 compared to $1,498 million in the first quarter of 2002. The purchase of marketable securities, as short-term investment, was the major use of cash in investing activities and accounted for $1,100 million in the first quarter of 2003 and for $1,200 million in the first quarter of 2002. Payment for purchase of tangible assets were $256 million for the first quarter of 2003, slightly lower compared to $270 million in the 2002 corresponding quarter. In the first quarter of 2003 investment in intangible and financial assets was $13 million, mainly relating to the acquisition of technologies.

Operating cash flow.    The operating cash flow (defined as net cash from operating activities minus cash used in investing activities excluding payment for purchase and proceeds from the sale of marketable securities) was favorable by $ 154 million, compared to a favorable operating cash flow of $15 million in the first quarter of 2002. This improvement resulted mainly from the increase in net cash provided by operating activities with no significant variation in net cash used in investing activities.

Cash from financing activities.    Net cash used in financing activities was $358 million in the first quarter of 2003 and $21 million in the first quarter of 2002. During the first quarter of 2003, the cash used for the repayment of long-term debt, was $364 million. On March 6, 2003, we repurchased approximately $429 million aggregate principal amount at maturity of our Zero Coupon Convertible Notes due 2010, for a total cash amount of approximately $328 million. These bonds have been cancelled and were equivalent to 3,996,136 shares. During the first quarter of 2003, we did not repurchase any shares of our common stock.

Net financial position.    Net cash generated from operating activities in both first quarters of 2002 and 2003 was the main source of funds to finance capital expenditures. The net financial position (cash, cash equivalents and marketable securities net of total financial debt) as of March 29, 2003, resulted in a net negative financial position of $274 million, improving from a net negative financial position of $398 million as of December 31, 2002. The improvement is due to the favorable operating cash flow generated during the quarter. The buy back of the bonds did not have any material effect on net financial position since the use of cash was almost totally compensated for by the decrease in debt.

At March 29, 2003, the aggregate amount of our long-term debt was approximately $2,609 million, of which $785 million consisted of zero-coupon convertible Liquid Yield Option™ Notes (LYONs) due 2009 and $1,293 million of convertible bonds due 2010. Additionally the aggregate amount of our short-term credit facilities was approximately $880 million, under which approximately $26 million of indebtedness was outstanding.

As of the end of 2003 first quarter, we currently have the following credit ratings on our remaining convertible debt:

	Moody’s Investors Services	Standard & Poor’s
LYONs due 2009	Baa1	BBB+
Convertible bonds due 2010	A3	A-

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Commitments and Contingencies.    Our commitments as of March 29, 2003 were as follows:

	Payments due by period
	Total	2003	2004	2005	2006	2007	Thereafter
Operating leases(1)	(162)	(21)	(23)	(20)	(16)	(15)	(67)
Purchase commitments(2)	(722)	(595)	(83)	(37)	(7)	—	—
Contingent obligations(3)	(17)	(17)

	(901)	(633)	(106)	(57)	(23)	(15)	(67)

(1)	Operating leases are mainly related to building leases.

(2)	Purchase obligations primarily include commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers and for the purchase of software licenses.
(3)	Contingent obligations related to additional contractual amounts which could be paid for future capital increases in the joint venture with Hitachi, Ltd.

Contractual Obligations.    Our contractual obligations as of March 29, 2003 were as follows:

As of March 29, 2003
Capital lease	33
Minimum payments for future leases (from 2003 to 2007 and thereafter)	162
Equipment purchase	389
Foundry purchase	171
Software, technology licenses and design	174
Capital increase or share purchase (1)	143

Total	1,072

(1)	Includes capital increases or repurchases, subject to certain conditions, in agreements with DNP Photomask Europe S.p.A., Tioga Technologies Ltd., Tecdis, Proton World International and the new transaction in the Smart card business area.

Financial Outlook.    We expect difficult market conditions to persist during the second quarter of 2003. We currently expect that capital spending for the full year 2003 will be in the range of $1 billion, equivalent to the 2002 level, although we have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are ready to accelerate investments in leading-edge technologies if market trends require. As of March 29, 2003, we had $389 million in outstanding commitments for purchases of equipment. The most significant of our 2003 capital expenditure projects are expected to be (i) the completion of the first phase of the joint project with Philips Semiconductors International B.V. and Motorola towards the start-up of the 300mm pilot line in Crolles (France); (ii) the upgrading of the 200mm front-end facility in Agrate (Italy); (iii) the expansion of our 200mm and 150mm front-end facilities in Singapore; (iv) the construction of the building for our 300mm wafer volume manufacturing fabrication facility in Catania (Italy); (v) the expansion of the 200mm front-end plant in Rousset (France); and (vi) increases in back-end capacity in Malaysia, Singapore, Morocco, Malta and Shenzhen. We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions.

We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operations, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

In addition, pursuant to the terms of the 2009 and 2010 convertible bonds, we have agreed to purchase, at the option of the holder, any outstanding 2009 convertible bond for cash or shares on September 22, 2004 and any outstanding 2010 convertible bond for cash on January 17, 2005. At March 29, 2003, the amount of our long-term debt consisting of 2009 convertible bonds was $785 million and of 2010 convertible bonds was $1,293 million. On March 6, 2003, we repurchased approximately $429 million aggregate principal amount at maturity of our Zero Coupon Convertible Notes due 2010, representing nearly 20% of the total outstanding issued, for cash of approximately $328 million.

There can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us. However, we believe that our cash generated from operations, existing funds, available support from third parties, and additional borrowings will be sufficient to meet our anticipated needs for liquidity through at least 2003.

Impact of Recently Issued U.S. Accounting Standards

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123 (“FAS 148”). This statement provides alternative transition methods for voluntary changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirement of Statement 123 for annual and interim financial statements. Under the statement, the interim required disclosures will be significantly similar to the annual disclosures. The transitional provisions and annual disclosure requirements are effective for financial statements for fiscal years ending after December 15, 2002. We incorporated the required disclosures in the Notes to our Interim Consolidated Financial Statements.

In January 17, 2003, the Financial Accounting Standards Board issued Interpretation of Financial Accounting Standards No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as Variable Interest Entities (VIEs). An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped. FIN 46 requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and non-controlling interest of newly consolidated VIEs generally will be initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination. The provisions of FIN 46 are effective by June 15, 2003 for VIEs created prior to February 1, 2003. For VIEs created after January 31, 2003, the provisions are immediately effective. Transitional disclosures are required for all financial statements issued after January 31, 2003. We adopted FIN 46 and identified the following possible VIEs under the existing contracts:

•	a new joint venture established with Dai Nippon for the development and production of photomask in which we have a 19% ownership and have committed to contribute certain future capital increases;

•	the joint venture in SuperH, Inc. with Hitachi, Ltd. where we own 44% and has commitments for future capital increases;

•	Tioga Technologies Ltd. with respect to which we had as of December 31, 2002 an option to buy their assets, the option was exercised during January 2003 and became effective during the second quarter 2003 for a cost of $12 million.

For all these possible VIEs, we estimate that there are no material exposure to loss as a result of consolidation of the potential VIEs that could impact our results of operations or financial position.

Backlog and Customers

Our backlog decreased steadily in 2001 from the levels of 2000 reflecting the industry downturn. Our backlog increased in 2002 in line with the progressive recovery of the semiconductor industry, driven mainly by increased sales volumes that are partially offset by low selling prices. Our new order booking rate (including new frame orders) was particularly strong in the first part of 2002, and was coupled with a cycle of inventory replenishment by the electronics industry that followed a significant reduction in demand in 2001. During the first quarter of 2003, bookings were slightly higher than in the fourth quarter of 2002 and slightly below the first quarter 2002. At March 29, 2003, our total backlog (including frame orders) was approximately 14% higher than it was at the same period 2002. In difficult market conditions, customers tend to order products for immediate delivery, which leads us to build up inventory of key products in anticipation of orders and lowers our backlog.

During the first quarter in 2003, we had several large customers, with the Nokia group of companies being the largest and accounting for 18% of our revenues. Total original equipment manufacturers (“OEMs”) accounted for approximately 82% of our net revenues, of which the top ten customers accounted for 48%. Distributors accounted for 18% of our net revenues. We have no assurance that the Nokia group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

We have submitted our Document de Référence with the French Commission des Opérations de Bourse pursuant to French securities laws, which contained certain updated disclosures from our Form 20-F, as further outlined below.

The following table sets forth changes to our share capital as of March 29, 2003.

Year	Transaction	Number of Shares	Nominal Value (euro)	Cumulative capital stock (euro)	Cumulative number of shares	Nominal value of increase/ reduction in capital	Amount of issue premium (euro)	Cumulative- issue premium (euro)
December 31, 2002	Exercise of options and employee stock purchases	1,823,428	1.04	936,960,496	900,923,554	1,124,957	15,671,916	1,675,783,751

March 29, 2003	Exercise of options and employee stock purchases	91,146	1.04	937,055,288	901,014,700	94,792	404,011	1,676,187,762

The following table summarizes the amounts authorized to be granted, exercised, cancelled and outstanding as of March 29, 2003.

	1995 Plan	2001 Plan	Supervisory Board Plans	Total
Remaining amount authorized to be granted	0	26,218,580	132,000	26,350,580
Amount exercised	6,132,501	0	199,000	6,331,501
Amount cancelled	1,885,426	1,102,933	123,000	3,111,359
Amount outstanding	23,544,014	33,781,420	729,500	58,054,934

In 2002, the sole member of our Managing Board, President and Chief Executive Officer was granted 80,000 options at a grant price of $31.09 and 250,000 options at a grant price of $31.11, for a total of 330,000 options in 2002, and not 410,000 options as previously reported. On March 14, 2003, we granted options to acquire 400,000 common shares to the sole member of our Managing Board, with an exercise price of $19.18 per share. In addition, in respect of grants prior to 2002, the sole member of our Managing Board holds options to acquire 830,000 common shares with exercise prices varying from $24.88 per share to $62.01 per share. In 2002, we granted options to acquire 683,500 common shares with exercise prices varying from $31.09 and $31.11 to the top ten allocated non-director employees. During 2002, the top ten allocated non-director employees exercised 35,600 options. In 2003, we granted options to acquire 600,000 of our shares with an exercise price of $19.18 to the top ten allocated non-director employees. None of these options have been exercised since the end of 2002 through the end of the first quarter 2003.

The compensation amounts paid in respect of 2002 to the members of our Supervisory Board are set forth in the following table.

Supervisory Board Member	Directors’ Fees
Bruno Steve	$91,500
Jean-Pierre Noblanc	$91,500	(1)
Tom de Waard	$81,500	(2)
Rémy Dullieux	$40,500	(3)
Douglas Dunn	$54,500
Riccardo Gallo	$60,500
Francis Gavois	$66,500
Alessandro Ovi	$77,500
Robert M. White	$84,000

Total	$648,000

(1)	Compensation, including attendance fees of $2,000 per meeting of the Supervisory Board or committee thereof, were paid to Areva Group.
(2)	Compensation, including attendance fees of $2,000 per meeting of the Supervisory Board or committee thereof, were paid to Clifford Chance LLP.
(3)	Compensation, including attendance fees of $2,000 per meeting of the Supervisory Board or committee thereof, were paid to France Telecom.

Disclosure Controls and Procedures

Within the 90-day period prior to the submission of this report, our Chief Executive Officer and Chief Financial Officer, for the period ending March 29, 2003, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls, subsequent to the date our Chief Executive Officer and Chief Financial Officer, for the period ending March 29, 2003, completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Statement Regarding Forward Looking Statements

Some of the statements contained in the “Overview—Business Outlook” and in the “Liquidity and Capital Resources—Financial Outlook” are forward looking statements that involve a number of risks and uncertainties. Our operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among other factors:

•	capital requirements and the availability of funding

•	competition

•	new product development and technological change and manufacturing

•	order cancellations or reduced bookings by key customers or distributors

•	intellectual property developments

•	international events

•	currency fluctuations

•	problems in obtaining adequate raw materials on a timely basis

•	the loss of key personnel

As only a portion of our expenses varies with our revenues, there can be no assurance that we will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results. Operating results have also been and may be expected to continue to be substantially affected by:

•	the cyclical nature of the semiconductor and electronic systems industries,

•	the speed of some process and manufacturing technology developments,

•	market demand for existing products,

•	the timing and success of new product introductions and the

•	levels of provisions and other unusual charges incurred.

In addition, while our operations have not been significantly affected to date by the outbreak of severe acute respiratory syndrome or SARS, our results of operations could in the future be impacted by a number of SARS-related factors, including, but not limited to, a general economic slowdown, particularly in China, which could lead to reduced demand for our products, increased costs or disruptions of supplies for our fabrication facilities in Asia, or disruptions in our Asian manufacturing facilities.

Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” of our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any forward-looking statements set forth in the Form 20-F or this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk factors” from time to time in our SEC filings, including in our Form 20-F, could have a material effect on our business or financial condition.

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(In millions of U.S. dollars, except per share data)

	Three Months Ended
	March 29, 2003(1)	March 30 2002(1)
Net sales	$1,617	$1,346
Other revenues	1	9

Net revenues	1,618	1,355
Cost of sales	(1,052)	(903)

Gross profit	566	452
Selling, general and administrative	(174)	(141)
Research and development(2)	(283)	(224)
Other income and expenses, net(2)	15	(17)
Impairment, restructuring charges and other related closure costs	—	(10)

Total operating expenses	(442)	(392)

Operating income	124	60
Interest expense, net	(18)	(15)
Equity in loss of joint venture	—	(4)
Loss on extinguishment of convertible debt	(8)	—

Income before income taxes and minority interests	98	41
Income tax expense	(18)	(8)

Income before minority interests	80	33
Minority interests	(1)	(0)

Net income	$79	$33

Earnings per share (basic)	$0.09	$0.04

Earnings per share (diluted)	$0.09	$0.04

Number of weighted average shares used in calculating diluted earnings per share (in millions)	891.1	897.5

(1)	Results of operations for interim periods are not necessarily indicative of results to be expected for the full year.
(2)	Other income and expenses, net include, among other things, funds received through government agencies for research and development expenses, the cost of new plants start-ups, foreign currency gains and losses, gains on sales of marketable securities, the costs of certain activities relating to intellectual property. The Company’s reported research and development expenses are mainly in the areas of product design, technology and development, and do not include marketing design center costs, which are accounted for as selling expenses or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales.

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)

	As of March 29, 2003	As of December 31, 2002
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$1,259	$2,562
Marketable securities	1,102	2
Trade accounts receivable	1,041	1,095
Inventories	977	930
Deferred tax assets	44	35
Other receivables and assets	623	567

Total current assets	5,046	5,191
Goodwill, net	159	159
Other intangible assets, net	304	311
Property, plant and equipment, net	6,178	6,220
Long-term deferred tax assets	30	28
Investments and other non-current assets	88	95

	6,759	6,813

Total assets	$11,805	$12,004

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	$26	$19
Current portion of long-term debt	177	146
Trade accounts payable	862	912
Other payables and accrued liabilities	580	606
Deferred tax liabilities	6	6
Accrued income tax	193	184

Total current liabilities	1,844	1,873
Long-term debt	2,432	2,797
Reserves for pension and termination indemnities	187	173
Long-term deferred tax liabilities	87	86
Other non-current liabilities	36	39

	2,742	3,095

Total liabilities	4,586	4,968

Commitments and contingencies
Minority interests	43	42
Common stock	1,144	1,144
Capital surplus	1,864	1,864
Accumulated result	4,671	4,592
Accumulated other comprehensive loss	(155)	(258)
Treasury stock	(348)	(348)

Shareholders’ equity	7,176	6,994

Total liabilities and shareholders’ equity	$11,805	$12,004

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(In millions of U.S. dollars)

	Three Months Ended
	March 29, 2003	March 30, 2002
Cash flows from operating activities:
Net income	$79	$33
Add (deduct) non-cash items:
Depreciation and amortization	370	320
Amortization of discount on convertible debt	22	21
Loss on extinguishment of convertible debt	8	—
Gain on the sale of marketable securities	—	(1)
Other non-cash items	(4)	6
Minority interest in net income of subsidiaries	1	1
Deferred income tax	(9)	(5)
Equity in loss of joint ventures	—	4
Change in assets and liabilities:
Trade receivables	50	(35)
Inventories	(35)	34
Trade payables	(9)	(17)
Other assets and liabilities, net	(50)	(47)

Net cash from operating activities	423	314
Cash flows from investing activities:
Payment for purchase of tangible assets	(256)	(270)
Payment for purchase of marketable securities	(1,100)	(1,200)
Proceeds from the sale of marketable securities	—	1
Investment in intangible and financial assets	(13)	(29)

Net cash used in investing activities	(1,369)	(1,498)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	18
Repayment of long-term debt	(364)	(40)
Increase in short term facilities	7	—
Capital increase	—	1
Other financing activities	(1)	—

Net cash used in financing activities	(358)	(21)
Effect of changes in exchange rates	1	0
Net cash decrease	(1,303)	(1,205)

Cash and cash equivalents at beginning of period	2,562	2,439

Cash and cash equivalents at end of period	$1,259	$1,234

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

(In millions of U.S. dollars, except per share data)

Description of Business

STMicroelectronics N.V. (the “Company”) is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

The Company’s products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. The Company uses all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductor (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and diffused metal-on silicon oxide semiconductor (DMOS)) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of its strategy for many years, enables the Company to meet the increasing demand for “System-on-a-Chip” solutions. Complementing this depth and diversity of process and design technology is its broad intellectual property portfolio that the Company uses to enter into important patent cross-licensing agreements with other major semiconductor companies.

Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a 13-week basis. In 2003, the Company’s first quarter ended on March 29, its second quarter will end on June 28, its third quarter on September 27 and its fourth quarter on December 31.

Basis of Presentation

The accompanying interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2002. The year end financial information is audited and reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the period presented. The interim financial information is unaudited and is prepared on a basis consistent with the audited consolidated financial statements, and reflects all normal adjustments which are necessary to provide a fair statement of results for the period presented. Operating results for any quarter are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.

Certain prior year amounts have been reclassified to conform to the current year presentation. The interim financial statements should be read in conjunction with the consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on March 14, 2003 (the “Form 20-F”).

Recent Accounting Pronouncements

Fair value of stock-based compensation

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123 (FAS 148). This statement provides alternative transition methods for voluntary changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirement of Statement 123 for annual and interim financial statements. Under the

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

(In millions of U.S. dollars, except per share data)

statement, the required interim disclosures will be significantly similar to the annual disclosures. The transitional provisions and annual disclosure requirements are effective for financial statements for fiscal years ending after December 31, 2002. The interim disclosure requirements are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

The Company applies the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), and related interpretations, in accounting for stock-based awards to employees. No charge for stock-based employee compensation is reflected in net income, except when the option exercise price is lower than the market value at the date of the grant.

Pro forma information regarding net income and earnings per share (EPS) is required by FAS 123 as if the Company had accounted for its stock-based awards to employees under the fair value method (which means to charge income statement for total stock-based employee compensation expense, net of related tax effects).

However, regardless of the method used, all entities shall disclose: the method used; a tabular presentation of the net income and basic and diluted earnings per share as reported; the stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported; the compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied; pro forma net income as if the fair value based method had been applied; pro forma basic and diluted earnings per share as if the fair value method had been applied.

At March 29, 2003, the Company has six stock-based employee and Supervisory Board compensation plans which are described in detail in Note 14 of the consolidated financial statements located at Item 18 of the Form 20-F. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. As required by FAS 148, the Company has to disclose the impact on its earnings of the utilization of the fair-value for stock-based compensation.

The fair value of the Company’s stock-based awards to employees was estimated using a Black-Scholes option-pricing model.

The fair value was estimated using the following weighted-average assumptions:

	Three months ended March 29, 2003	Three months ended March 30, 2002
Expected life (years)	5	5
Volatility	60.0%	60.4%
Risk-free interest rate	2.7%	4.3%
Dividend yield	0.40%	0.20%

The weighted average fair value of options granted during the first quarter of 2002 and the same period of 2003 were $16.94 and $9.89 per option, respectively.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation, which consists of applying the amortization of the fair-value of stock-based compensation over the vesting period duration.

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

(In millions of U.S. dollars, except per share data)

	Three months ended March 29, 2003	Three months ended March 30, 2002
	(Unaudited)
Net income, as reported	79	33
Deduct : Total stock-based employee compensation expense determined under FAS 123, net of related tax effects	(49)	(40)
Net income, pro forma	30	(7)
Earnings per share:
Basic, as reported	0.09	0.04
Basic, pro forma	0.03	(0.01)
Diluted, as reported	0.09	0.04
Diluted, pro forma	0.03	(0.01)

Consolidation of Variable Interest Entities (FIN 46)

In January 17, 2003, the Financial Accounting Standards Board issued Interpretation of Financial Accounting Standards No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as Variable Interest Entities (VIEs). An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped. FIN 46 requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and non-controlling interest of newly consolidated VIEs generally will be initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination. The provisions of FIN 46 are effective by June 15, 2003 for VIEs created prior to February 1, 2003. For VIEs created after January 31, 2003, the provisions are immediately effective. Transitional disclosures are required for all financial statements issued after January 31, 2003. The Company has adopted FIN 46 and identified the following possible VIEs under the existing contracts:

•	a new joint venture established with Dai Nippon for the development and production of photomask in which the Company has a 19% ownership and has committed to contribute certain future capital increases;

•	the joint venture in SuperH, Inc. with Hitachi, Ltd. where the Company owns 44% and has commitments for future capital increases;

•	Tioga Technologies Ltd. with respect to which the Company had as of December 31, 2002 an option to buy their assets, the option was exercised during January 2003 and became effective during the second quarter 2003 for a cost of $12.

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

(In millions of U.S. dollars, except per share data)

For all these possible VIEs, the Company estimates that there are no material exposure to loss as a result of consolidation of the potential VIEs that could impact the results of operations and the financial position.

Business Combinations

On June 26, 2002 the Company acquired Alcatel Microelectronics, part of the Alcatel Group, which was manufacturing and marketing semiconductor integrated circuits. Concurrently, the Company sold the acquired mixed-signal business activities of Alcatel Microelectronics and also its fabrication facility to AMI Semiconductors, Inc. The consideration for the purchase of Alcatel Microelectronics net of the proceeds from the resale to AMI and purchase price adjustments recorded in the following quarters was $306, which was fully paid as of December 31, 2002. The acquisition was conducted to further develop the Company’s strategic relationships with the Alcatel Group. Purchase price allocations resulted in the recording of intangible assets of $111 for core technologies, $58 for a supply contract signed with the Alcatel Group and $92 as goodwill. The core technologies and supply contract have average useful lives of four years. The Company also recorded a charge of $8 in the second quarter of 2002 for in-process research and development as certain of the acquired technologies had not reached technological feasibility and had no other alternative future use. The purchase price allocation is based on a third-party independent appraisal and makes reference to the future business assumptions made by the Company, based on management’s best knowledge of the acquired company and the industry. Such assumptions may be revised as management acquires further knowledge of the conditions at the time of the acquisition of the company, which could result in revisions to the purchase price allocation within one year of the acquisition.

The pro forma information below assumes that Alcatel Microelectronics acquired in June 2002 had been acquired at the beginning of 2002. The first quarter 2002 has been adjusted to incorporate the results of Alcatel Microelectronics beginning on January 1, 2002. Such information is presented by management based on its best knowledge of the acquired company. This is presented for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place as of the beginning of 2002.

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

(In millions of U.S. dollars, except per share data)

Pro forma Statements of Income

	Three Months ended
except per share amounts	March 29, 2003	March 30, 2002,
	(unaudited)
Net revenues	1,618	1,381
Gross profit	566	460
Operating expenses	(442)	(405)
Operating profit	124	55
Net income	79	25
Earnings per share (basic)	0.09	0.03
Earnings per share (diluted)	0.09	0.03

As reported Statements of Income

	Three Months ended
except per share amounts	March 29, 2003	March 30, 2002,
	(unaudited)
Net revenues	1,618	1,355
Gross profit	566	452
Operating expenses	(442)	(392)
Operating profit	124	60
Net income	79	33
Earnings per share (basic)	0.09	0.04
Earnings per share (diluted)	0.09	0.04

Other income and expenses, net

Other income and expenses, net consists of the following:

	March 29, 2003	March 30, 2002
	(Unaudited)
Research and development funding	19	10
Start-up costs	(8)	(30)
Exchange gain, net	7	3
Other	(3)	—

Total	15	(17)

Impairment, Restructuring Charges and Other Related Closure Costs

The Company recorded expenses of $10 in the first quarter of 2002 relating to decommissioning costs, retention bonuses and contract obligations incurred during the closure of the facilities in Ottawa, Canada, and Rancho Bernardo, California. No restructuring or impairment charge has been recorded in the first quarter of 2003.

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

(In millions of U.S. dollars, except per share data)

Interest Expense, net

Interest expense, net consists of the following:

	March 29, 2003	March 30, 2002
	(Unaudited)
Income	9	12
Expense	(27)	(27)

Total	(18)	(15)

Equity in Loss of Joint Venture

During the third quarter of 2001, the Company and Hitachi, Ltd. formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH, Inc., was initially capitalized with the Company’s contribution of $15 of cash plus internally developed technologies with an agreed intrinsic value of $14 for a 44% interest. Hitachi, Ltd contributed $37 of cash for a 56% interest.

During 2002, the Company contributed $5 in cash, and during the first quarter 2003, the Company contributed an additional $2 in cash, to the SuperH, Inc. joint venture. As a result of deteriorating market conditions and the inability of SuperH, Inc. to meet its projected business plan objectives, at December 31, 2002, the Company wrote off $4 of its investment in SuperH, Inc. and provisioned an additional $3 for future capital commitments that the Company is contractually obliged to contribute. At March 29, 2003, the Company’s continues to maintain its 44% ownership of the joint venture. The Company is accounting for its share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. As the accumulated losses of the joint venture exceed the Company’s total investment, the investment is shown at a zero carrying value and no additional losses have been recorded in the consolidated statement of income for the first quarter of 2003.

Under the agreement, the Company could be required to contribute an additional amount up to $17 in cash to the joint venture through September 2003. During the first quarter of 2003, the Company executed a capital increase in SuperH, Inc. amounting to $2, with no charge to the income statement since the amount was fully accrued in 2002. Any future investments will be reviewed with the new business plan in order to evaluate their potential impairment.

Repurchase of Convertible Notes

In the first quarter of 2003, the Company repurchased on the market a part of its Zero Coupon Senior Convertible Notes due 2010 of approximately $429 aggregate principal amount at maturity. The total cash amount paid was approximately $328. The repurchased Convertible Notes were equivalent to 3,996,136 shares and have been cancelled.

In relation to this operation, the Company registered in its first quarter 2003 Statements of Income a one-time non-operating pre-tax charge of $8 related to the price paid in excess of the repurchased Convertible Notes’ accreted value and the write-off of the related offering expenses.

Cash Equivalents and Marketable Securities

All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents.

STMicroelectronics N.V

Notes to Interim Consolidated Financial Statements (unaudited)

(In millions of U.S. dollars, except per share data)

Marketable securities totaled $1,102 as of March 29, 2003. In the first quarter of 2003, the Company invested $1,100 of existing cash in credit-linked deposits issued by several primary banks to maximize the return on available cash. These credit-linked deposits are re-invested by the banks in underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “A-”, and in the convertible bonds issued by the Company (for an amount of $60). With the convertible bonds included in the underlying debt of the credit-linked deposits, preferential credit protection is being offered to a financial institution in the event of a default by the Company in repaying its outstanding convertible bonds. Interest on these instruments is paid quarterly, and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity of these instruments on December 30, 2003 or on December 31, 2003, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, where repayment of principal is reduced based on the decline in value of the defaulted debt.

Inventories

Inventories consist of the following:

	As of March 29, 2003	As of December 31, 2002
	(unaudited)	(audited)
Raw materials	$57	$53
Work-in-process	674	656
Finished products	246	221

	$977	$930

Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

	As of March 29, 2003	As of December 31, 2002
	(unaudited)	(audited)
Goodwill	$159	$159
Other intangible assets	304	311

	$463	$470

As required by FAS 142, which was adopted by the Company during the first quarter of 2002, goodwill is no longer amortized. Other intangible assets include the cost of technologies, licenses purchased from third parties, and supply contracts, which are amortized over a period ranging from three to seven years.

During the first quarter of 2003, as required by FAS 142, the Company reviewed the useful life of its intangible assets, and no modification was necessary.

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

(In millions of U.S. dollars, except per share data)

Long-term Debt

Long-term debt consists of the following:

	As of March 29, 2003	As of December 31, 2002
	(unaudited)	(audited)
STMicroelectronics SA (France)
3.05% (weighted average) bank loans due 2006	149	160
2.53% (weighted average) other bank loans	3	3
4.80% (weighted average) capital leases	33	32
STMicroelectronics S.r.l. (Italy)
5.78% (weighted average) bank loans due 2005	3	3
5.35% bank loan due 2006	21	21
0.90% bank loan due 2008	32	32
1.50% (weighted average) bank loans due 2009	20	19
3.43% (weighted average) other bank loans	13	13
STMicroelectronics N.V. (Netherlands)
2.44% Liquid Yield Option Notes (LYONs) due 2009	785	780
3.75% convertible bonds due 2010	1,293	1,601
STMicroelectronics PTE (Singapore)
4.00% bank loan due 2007	142	144
2.01% (weighted average) other bank loans	29	29
STMicroelectronics (others)
3.81% (weighted average) other bank loans	86	106

Total long-term debt	2,609	2,943
Less current portion	177	146

Total long-term debt, less current portion	2,432	2,797

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

(In millions of U.S. dollars, except per share data)

Computation of Earnings Per Share

Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of convertible debt.

	Three Months Ended
	March 29, 2003	March 30, 2002
	(unaudited)	(unaudited)
Basic EPS:
Net income	79	33
Weighted average shares outstanding	887,552,314	889,756,970
EPS (basic)	0.09	0.04
Diluted EPS:
Net income	79	33
Interest expense on convertible debt, net of tax(1)	—	—
Net income, adjusted	79	33
Weighted average shares outstanding	887,552,314	889,756,970
Dilutive effect of stock options	3,511,143	7,724,224
Dilutive effect of convertible debt	—	—
Number of shares used in calculating EPS	891,063,457	897,481,194
EPS (diluted)	0.09	0.04

(1)	Due to the level of net income per share when compared to the interest expense on convertible debt, per share, there was no dilutive effect of convertible debt as of March 29, 2003 and March 30, 2002.

As of March 30, 2002, there were outstanding stock options exercisable into 38,029,694 shares and the equivalent of 44,135,669 shares for convertible debt.

As of March 29, 2003, basic shares issued were 901,014,700 of which 13,400,000 shares were owned by the Company as treasury stock.

As of March 29, 2003, there were outstanding stock options exercisable into 58,054,934 shares and the equivalent of 40,138,588 shares for convertible debt.

Dividend

The Annual General Meeting of Shareholders on March 12, 2003 approved the distribution of $ 0.08 per share as dividends. The dividend was paid on April 22, 2003.

Treasury Stock

As of December 31, 2002, the Company had repurchased 13,400,000 of its own shares, for a total consideration of $348, which were reflected at cost as a reduction of shareholders’ equity.

As of December 31, 2002, none of the common shares repurchased in 2001 and 2002 had been transferred to employees under the Employee Stock Option Plan.

During the first quarter of 2003, the Company did not repurchase any of its common shares.

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

(In millions of U.S. dollars, except per share data)

Legal proceedings

The Company has from time to time received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. The Company records a provision when it estimates that the claim could be successfully asserted in a court of law and the loss is considered probable. In the event of litigation, which is adversely determined with respect to its interests, or in the event the Company needs to change its evaluation on a potential third-party claim, based on new evidence or communications, this could have a material adverse effect on the Company’s results of operations or financial condition at the time it were to materialize.

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations other than external patents utilization. These matters mainly include the risks associated with various investigations, claims from customers and tax disputes. Management has accrued for these loss contingencies when the loss is probable and can be estimated. Management believes that these contingencies will not have a material adverse effect on the business, financial condition or results of operations of the Company.

Purchase commitments

As of March 29, 2003, the Company had commitments of $389 for equipment purchases mainly for the remaining quarters of 2003 and 2004, $171 for foundry wafer purchases for the remaining quarters of 2003 and $162 for software and technologies licenses during 2003, 2004, 2005 and 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2003

STMicroelectronics N.V.

By:	/s/ PASQUALE PISTORIO
Name: Pasquale Pistorio Title: President and Chief Executive Office

CERTIFICATION

I, Maurizio Ghirga, certify that:

1. I have reviewed this current report on Form 6-K of STMicroelectronics N.V.;

2. Based on my knowledge, this current report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this current report;

3. Based on my knowledge, the financial statements, and other financial information included in this current report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this current report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this current report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the submission date of this current report (the “Evaluation Date”); and

c) presented in this current report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s Supervisory Board:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this current report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003

By:	/s/ MAURIZIO GHIRGA
Maurizio Ghirga Corporate Vice President and Chief Financial Officer[1]

1	Maurizio Ghirga was Chief Financial Officer of STMicroelectronics N.V. during the period covered by the report submitted herewith.